Exhibit 99.1

MATERIAL CHANGE REPORT
Form 51-102F3

Item 1	Name and Address of Company Kobex Minerals Inc. (“Kobex” or the “Corporation”) Suite 1703, Three Bentall Centre 595 Burrard Street, P.O. Box 49131 Vancouver, British Columbia V7X 1J1
Item 2	Date of Material Change The material change occurred on July 8, 2013.
Item 3	News Release A news release relating to the material change described herein was release by Marketwire on July 10, 2013.
Item 4
Summary of Material Change

The Corporation announced the following persons were elected to the board of directors: Michael Atkinson, E. Kenneth Paul, David Schmidt, A. Murray Sinclair, Paul van Eeden and Jack H.L. Miller. Philip du Toit was appointed as the President and CEO, John Downes was appointed CFO, Sandra Lee was appointed Corporate Secretary, and Paul van Eeden was elected as Chairman of the Board.

Item 5
Full Description of Material Change

5.1           Full Description of Material Change

For a full description of the material change, please refer to the press release of the Corporation dated July 10, 2013 attached hereto as Schedule "A".

5.2           Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8
Executive Officer
The name and business number of an executive officer of the Corporation who is knowledgeable about the material change and this report is:
Philip du Toit
President and Chief Executive Officer
Telephone: 647-818-2920

Item 9	Date of Report This report is dated July 11, 2013.

SCHEDULE “A”

NEWS RELEASE

Kobex Minerals Inc.: Board of Directors and Officers

Vancouver, BC – July 10, 2013 – Kobex Minerals Inc. (the “Company” or “Kobex”) (TSX-V:KXM, OTCQB: KBXMF) – is pleased to announce that at the Annual General and Special Shareholders’ meeting, which was held on July 8th, 2013, the following persons were elected to the board of directors: Michael Atkinson, E. Kenneth Paul, David Schmidt, A. Murray Sinclair and Paul van Eeden.

At a meeting of Directors held on July 9, 2013, Jack H.L. Miller was appointed to the Board of Directors, Philip du Toit was appointed as the Company’s President and Chief Executive Officer, John Downes was appointed as Chief Financial Officer, Sandra Lee was appointed as Corporate Secretary and Paul van Eeden was elected as Chairman of the Board.

“Our immediate focus is to reduce the overhead and administrative costs of the company” stated Philip du Toit. “We are also actively looking for a suitable merger or acquisition to put our company’s treasury to use and we are evaluating other options to create returns for our shareholders” he added.

“We appreciate the patience and support of our shareholders” commented Paul van Eeden “and we have restructured the board and management of the company to bring new urgency and focus to the task at hand.”

For further information, please contact:
Kobex Minerals Inc.
Phil du Toit, President and CEO
Tel:  647-818-2920

On behalf of
KOBEX MINERALS INC.

“Philip du Toit”
—————————————
Philip du Toit, President & CEO

NEITHER TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.